Exhibit 9.01(b)

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Business Acquisition: Basis of Combination - Pro Forma

On December 19, 2005, PacificNet Inc., a U.S. listed Company, (“PacificNet") announced that effective December 14, 2005, its wholly-owned subsidiary, PacificNet Strategic Investment Holdings Limited ("PacificNet Holdings") closed an agreement to purchase a 51% interest in Shenzhen GuHaiGuanChao Investment Consultant Company Limited ("ChinaGoHi"), a wholly-owned foreign enterprise (WOFE) registered in China and a provider of DRTV infomercial marketing company for financial advisory services in China. On October 3, 2005 PacificNet announced that it had signed an agreement dated as of September 30, 2005 to acquire 51% of the outstanding shares of ChinaGoHi from Hitching International Corporation ("HIC"), the former majority owner of ChinaGoHi to be closed upon the completion of due diligence and the approval of the WOFE structure by China's Industry and Commerce Department. As a result of the recent completion of the due diligence process and receipt of the Chinese government's WOFE approval, PacificNet and HIC agreed to amend the Sale and Purchase Agreement and enter into a Supplementary Agreement dated as of December 1, 2005 (the "Supplementary Sale and Purchase Agreement") and permits PacificNet to have direct ownership of ChinaGoHi through the acquisition of 51% of the outstanding shares from the Company instead of HIC. As a result, the Company became a 51% owned subsidiary of PacificNet.

Pursuant to the Supplementary Sale and Purchase Agreement date December 1, 2005, the Company agreed to transfer 12,850 ordinary shares of the Company in exchange for US$10.2 million, in which US$3.6 is payable in cash and US$6.6 million in shares (approximately 825,000 shares) of PacificNet common stock valued at $8 per share.

The accompanying combined financial statements present on a pro forma basis the combined balance sheet and the statement of combined operations of PacificNet and ChinaGoHi. Pro forma adjustments for the balance sheet were computed assuming the acquisition was consummated as of the most recent consolidated balance sheet date at the time of acquisition. Pro forma adjustments for the consolidated income statements were computed as if the acquisition had taken place at the beginning of the last fiscal year and current interim period.

The pro forma combined financial statements were derived from historical financial statements, which have been adjusted on a pro forma basis for certain transactions and assumptions (pro forma adjustments) discussed below. The pro forma combined financial statements of the Company and ChinaGoHi are not necessarily indicative of the financial position or actual operating results that would have occurred had the acquisition taken place on January 1, 2004, or of future operations of the combined companies. In the opinion of management, all adjustments considered necessary for fair presentation of the pro forma combined financial statements have been included.

The following is the pro forma consolidated balance sheet gives effect to the transaction as if it occurred at that date. The pro forma consolidated income statements give effect to the transaction as is if it occurred at the beginning of the earliest period presented. The adjustments reflect only those items directly attributable to the transaction and that are factually supportable.

Pro forma Consolidated Balance Sheet
September 30, 2005
(In United States dollars)
	(Unaudited)
	Consolidated	(Unaudited)					Pro Forma
	Lion Zone	PACT	Pro forma adjustments				Consolidated
	30-Sep-05	30-Sep-05	Adj#1	Adj#2	Adj#3	Adj#4	30-Sep-05
	US$	US$					US$

Cash and cash equivalents	1,616,204.00	5,168,000.00	(3,600,000.00)	1,500,000.00			4,684,204.00
Restricted cash - pledged bank deposit	1,488,834.00	369,000.00					1,857,834.00
Accounts receivables	-	7,670,000.00					7,670,000.00
Inventories	-	1,749,000.00					1,749,000.00
Prepayments and other receivables	1,515,634.00	7,900,000.00					9,415,634.00
Property and equipment, net	303,998.00	4,746,000.00					5,049,998.00
Investments in affiliated companies and subsidiaries	-	1,279,000.00	3,600,000.00		6,600,000.00	(10,200,000.00)	1,279,000.00
Marketable equity sercurities - available for sale	-	438,000.00					438,000.00
Goodwill	-	14,046,000.00				9,192,720.00	23,238,720.00
Bank line of credit	-	(645,000.00)					(645,000.00)
Bank loans - current portion	-	(1,385,000.00)					(1,385,000.00)
Capital lease obligations - current portion	-	(137,000.00)					(137,000.00)
Due to related party	-	(513,000.00)					(513,000.00)
Amount due from/(to) shareholder	8,052.00						8,052.00
Accounts payable	(2,275.00)	(4,156,000.00)					(4,158,275.00)
Accrued expenses and other payables	(93,432.00)	(337,000.00)					(430,432.00)
Income tax payable	(108,507.00)	(71,000.00)					(179,507.00)
Deferred income	(2,313,705.00)						(2,313,705.00)
Dividend payable	-	-					-
Bank loans - non current portion	-	(16,000.00)					(16,000.00)
Capital lease obligations - non current portion	-	(101,000.00)					(101,000.00)
Minority interest in consolidated subsidiary	-	(5,316,000.00)				(1,918,253.00)	(7,234,253.00)
Treasury stock	-	104,000.00					104,000.00
Share Capital	(30,000.00)	(1,000.00)		(5,000.00)	(82.50)	35,000.00	(1,082.50)
Exchange reserve	(43,559.00)	-				43,559.00	-
Additional paid-in capital / other reserve	(401,499.00)	(57,653,000.00)		(1,495,000.00)	(6,599,917.50)	2,224,927.00	(63,924,489.50)
Cumulative other comprehensive loss b/f.	-	2,000.00					2,000.00
(Accumulated profit) /deficit b/f.	(1,792,787.00)	28,479,000.00				550,038.00	27,236,251.00

Description of Pro Forma Adjustment:
1) Total cash consideration of US$3.6 million, in which US$1.5 million paid by PACT to Lion Zone for the issuance of new shares
2) PACT paid US$1.5 for newly issued Lion Zone shares
3) Total share considerations of US$6.6 million (825,000 new shares was issued at par $.0001, the rest will be the addition to paid in capital)
4) Elimination of the investment cost of US$10.2 million

Pro forma Consolidated Income Statements
September 30, 2005
(In United States dollars)

	(Unaudited) Consolidated Lion Zone	(Unaudited) PACT	Pro Forma adjustments	Pro Forma Consolidated
	30-Sep-05	30-Sep-05	Adj#1	30-Sep-05
	US$	US$		US$

Revenues	(6,405,627)	(32,539,000)		(38,944,627)
Cost of revenues	-	25,979,000		25,979,000
Selling, General and Administrative expenses	5,252,026	3,261,000		8,513,026
Depreciation and amortization	-	275,000		275,000
Interest expense	46	182,000		182,046
Provision for bad debts	821,751			821,751
Interest income	(3,769)	(155,000)		(158,769)
Sundry income	(1,583)	(577,000)		(578,583)
Sundry expense	155,717	-		155,717
Provision for income taxes	34,480	51,000		85,480
Share of profit of associated companies	-	(12,000)		(12,000)
Minority Interests	-	1,916,000	72,009	1,988,009
Net earnings-(gain)/loss	(146,959)	(1,619,000)		(1,693,950)

Description of proforma adjustment

(i) The minority interest of Lion Zone Group net results for the period was 49% of the net profit of Lion Zone Group for the period, which is US 146,959 x 49% = US $72,009.

Pro forma Consolidated Income Statements
December 31, 2004
(In United States dollars)
	(Unaudited)	(Audited)		(Unaudited)
	Consolidated	Consolidated		Consolidated
	Lion Zone	PACT	Pro forma	Enlarge Group
	31-Dec-04	31-Dec-04	adjustment	31-Dec-04
	US$	US$	(1)	US$
Revenues	(8,927,773)	(29,709,000)		(38,636,773)
Cost of revenues	-	24,074,000		24,074,000
Selling, General and Administrative expenses	5,761,919	3,620,000		9,381,919
Other profits and losses items (net)	4,750	(395,000)		(390,250)
Provision for bad debts	835,970	0		835,970
Provision for Income tax	541,847	30		541,877
Minority Interests	0	1,623,000	878,465	2,501,465
Loss from Discontinued Operations	0	43,000		43,000
Net earnings	(1,792,787)	(774,000)		(1,688,322)

Description of the pro forma adjustment

(1) The minority interest of Lion Zone Group net results for the period was 49% of the net profit of Lion Zone Group for the period, which is US$1,792,787 x 49% = US$878,465.

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